UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)

1.	Name of the Registrant:

Sierra Income Corporation

2.	Name of Persons Relying on Exemption:

NexPoint Advisors, L.P.

3.	Address of Persons Relying on the Exemption:

NexPoint Advisors, L.P.

300 Crescent Court, Suite 700

Dallas, Texas 75201

4.	Written Material. The following written materials are attached:

On February 5, 2019, NexPoint Advisors, L.P. ( “NexPoint”) issued a press release, which is attached hereto as Exhibit 1.

Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934, as amended. This is not a solicitation of authority to vote your proxy. NexPoint is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by NexPoint.

PLEASE NOTE: NexPoint is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

Media Contact: Lucy Bannon | (972) 419-6272 | lbannon@highlandcapital.com

NexPoint Advisors Encourages MCC and Sierra Stockholders to Vote AGAINST Merger Proposal at Special Shareholder Meeting

NexPoint Opposes Transaction, Condemns Attempt to Divert Cash to MDLY Management at Expense of MCC and Sierra Stockholders

DALLAS, February 5, 2019 — NexPoint Advisors, L.P. (“NexPoint”) reiterated its opposition of Medley Management Inc.’s (“MDLY”) (NYSE:MDLY) role in the proposed merger between Medley Capital Corporation (“MCC”; NYSE:MCC; TASE:MCC), a closed-end investment company that is regulated as a business development company (“BDC”), and Sierra Income Corporation (“Sierra”), a non-traded BDC (the “Merger Transaction”).

Given its view on the flaws of the Merger Transaction, NexPoint encourages stockholders of both MCC and Sierra to vote AGAINST the proposed merger on or before the special meeting of stockholders scheduled for February 8, 2019 (the “Special Meeting”).

NexPoint now joins leading independent proxy advisory firm Institutional Shareholder Services (“ISS”) in urging stockholders to vote AGAINST the proposed merger. ISS reversed its initial recommendation following NexPoint’s submission of a competing proposal (the “NexPoint Proposal”).

The NexPoint Proposal was submitted to the respective Special Committees of the Boards of Directors of MCC and Sierra on January 31, 2019. The following day, NexPoint issued a press release (see: “NexPoint Advisors Proposers Merger Transaction to Sierra Income Corporation and Medley Capital Corporation Boards, Offers $225 Million of Net Value in Favor of Stockholders Over Existing Proposal”) highlighting the merits of the NexPoint Proposal. At this time, NexPoint has only received an acknowledgment of receipt of its proposal, and only from counsel to Sierra’s Special Committee.

NexPoint continues to believe that the NexPoint Proposal, which includes plans to streamline and simplify the proposed Merger Transaction and externalize management of the combined MCC and Sierra entity (the “Surviving Company”), is superior to the Merger Transaction. The NexPoint Proposal directs value to Surviving Company stockholders and offers a compelling fee structure under proven management, providing a welcome alternative to the flawed Merger Transaction presented to stockholders by the MCC and Sierra Boards, along with MDLY management. The emergence of a viable alternative from NexPoint led ISS to reverse its prior recommendation; recognizing the merits in the NexPoint Proposal, ISS now encourages stockholders to vote AGAINST the proposed combination of MCC, Sierra and MDLY.

Many MCC stockholders have likewise voiced their support for an alternative to the Merger Transaction and criticized the MCC Board for ignoring NexPoint’s submissions. FrontFour Capital Group LLC (“FrontFour”), a significant shareholder of MCC, commented, “[T]he submission of the NexPoint proposal and the manner in which [MCC] sat on and then dismissed NexPoint’s initial indication of interest heightens our concern that the Board refuses to take sufficient steps to review alternatives that are most favorable to [stockholders]. We reiterate our belief that the NexPoint proposal represents a credible, superior offer and we call upon the Special Committee to immediately review all strategic alternatives to maximize value for all shareholders.”

While NexPoint received no direct, substantive response regarding its proposal, MCC and Sierra issued a press release on February 2, 2019 disputing NexPoint’s value proposition to stockholders. Specifically, MCC and Sierra challenge the assertion that the NexPoint Proposal offers over $225 million of net value in favor of stockholders. While this information was clearly stated in NexPoint’s communication to the MCC and Sierra Special Committees,

Media Contact: Lucy Bannon | (972) 419-6272 | lbannon@highlandcapital.com

the calculation of Surviving Company stockholder benefits over at least the next three years are reiterated below:

Proposal Item	Data Inputs	Consideration in Favor of Stockholders
Elimination of MDLY cash payout	30,533,116[1] shares $4.09/per share[2]	$124,880,444
Annual management fee savings	1.25% on gross assets[3] over at least a 3-year period	$27,000,000
$25 million NexPoint payment	$25 million	$25,000,000
$50 million in NexPoint purchases	At least $5 million per quarter plus additional $25 million[4]	$50,000,000

Net Value in Favor of Surviving Company Stockholders from NexPoint Proposal		$226,880,444

NexPoint believes this misdirected concern by MCC and Sierra is an attempt to distract stockholders from the material conflicts of interest associated with the Merger Transaction. The Boards’ failure to meaningfully respond to the NexPoint Proposal—especially in the case of the MCC Board, which ignored NexPoint’s initial attempts to offer a superior proposal as early as January 24, 2019—raises serious concerns about their ability to uphold their fiduciary responsibility to stockholders. This deliberate inaction calls into question the independence of the Board members charged with protecting stockholders from affiliated transactions like the MDLY merger, which entrenches underperforming management and promotes management’s interests over those of stockholders. Additionally, we have reason to believe that the independent directors of MCC and Sierra are longtime friends of brothers Brook and Seth Taube, the co-founders and co-CEOs of MDLY, and that there is an understanding that management would seek the removal of any board member who speaks out against management proposals.

For these reasons and others set forth in its February 1, 2019 press release, NexPoint encourages stockholders of MCC and Sierra to vote AGAINST the Merger Transaction on or before the Special Meeting.

About NexPoint Advisors, L.P.

NexPoint, together with its affiliates, is a multibillion-dollar global alternative investment manager founded in 1993 by Jim Dondero and Mark Okada. A pioneer in the leveraged loan market, the firm has evolved over 25 years, building on its credit expertise and value-based approach to expand into other asset classes. Today, NexPoint and its affiliates operate a diverse investment platform, serving both institutional and retail investors worldwide. In

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MDLY Class A shares outstanding of 5,693,814, as disclosed in MDLY’s 10-Q filed November 14, 2018; plus an additional 24,839,302 MDLY shares to be issued immediately preceding the MDLY Merger, resulting in total MDLY shares of 30,533,116 eligible to receive the $4.09 per share cash from Sierra. Sierra’s Prospectus Supplement dated December 21, 2018 (the “Prospectus Supplement”) makes it clear that 81.4% of MDLY Class A Common Stock, as converted, would be held by MDLY insiders.

[2]	Aggregate cash per share from Sierra to MDLY of $4.09, as disclosed in the Prospectus Supplement.
[3]	Approximately $5.3 million of savings to Sierra stockholders and $3.7 million of savings to MCC stockholders over the current fee arrangement (based on assets as of September 30, 2018).
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NexPoint and its affiliates will purchase a minimum of $5 million of the Surviving Company’s shares per quarter over the next five quarters, either directly from the Surviving Company at the volume weighted average price of the shares over the 30 days prior to each quarter end or in open market purchases at then current market price. In addition, NexPoint would make an additional $25 million of such purchases to the extent of incentive fees received from the Surviving Company post-merger.

Media Contact: Lucy Bannon | (972) 419-6272 | lbannon@highlandcapital.com

addition to high yield credit, the firm’s investment capabilities include public equities, real estate, private equity and special situations, structured credit, and sector- and region-specific verticals built around specialized teams.

Not a Proxy Solicitation

NexPoint reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. NexPoint disclaims any obligation to update the information or opinions contained herein.

These materials are provided for information purposes only, and are not intended to be, nor should they be construed as, an offer to sell or the solicitation of an offer to buy any security. These materials do not recommend the purchase or sale of any security.

Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. These materials are not a solicitation of authority to vote proxies. The cost of this filing is being borne entirely by NexPoint and its affiliates.

NexPoint is not asking stockholders for their proxy cards and cannot accept proxy cards if sent. Shareholders SHOULD NOT send NexPoint their proxy cards.

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Media Contact

Lucy Bannon

(972) 419-6272

lbannon@highlandcapital.com

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